UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

______________________________

FORM 11-K

______________________________

☒	Annual Report pursuant to section 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2005.

or

☐	Transitional Report pursuant to section 15(d) of the Securities Exchange Act of 1934 for the transition period from _________ to __________.

1-5452

(Commission File Number)

ONEIDA Ltd. 401(K) SAVINGS PLAN

Full title of the plan and the address of

the plan, if different from that of the issuer named below

ONEIDA LTD.

163-181 Kenwood Avenue

Oneida, New York 13421

(315) 361-3636

Name of issuer of the securities held pursuant to

the plan and the address of its principal executive office:

Oneida Ltd. 401(k) Savings Plan

Financial Statements

December 31, 2005 and 2004

Index

Page

Report of Independent Registered Public Accounting Firm	3

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2005 and 2004	4

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2005	5

Notes to Financial Statements	6-12

Supplemental Schedule:

Schedule of Assets (Held at End of Year) Schedule H, Item VI(i), as of December 31, 2005 *	13-14

Signature Page	15

Exhibits:

Exhibit 23.1 - Consent of Independent Registered Public Accounting Firm	16

* Refers to item number in Federal Form 5500.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees, Administrative Committee and Participants of the

Oneida Ltd. 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of Oneida Ltd. 401(k) Savings Plan as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Oneida Ltd. 401(k) Savings Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2005, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As discussed in Note 7 to the financial statements, subsequent to year end the Plan Sponsor filed for and emerged from bankruptcy.

Respectfully Submitted,

Insero & Company CPAs, P.C.

Certified Public Accountants

Rochester, New York

October 5, 2006

Oneida Ltd. 401(k) Savings Plan

Statements of Net Assets Available for Benefits

As of December 31, 2005 and 2004

Assets	2005	2004

Investments:
Money Market Funds	$ 2,312,704	$ 2,807,967
Mutual Funds	31,165,177	40,514,696
Common Stock	33,961	141,823
Participant Loans	511,897	1,128,394
Common/Collective Trust	5,255,431	7,575,445
Total Investments	39,279,170	52,168,325

Net Assets Available for Benefits	$39,279,170	$52,168,325

See Notes to Financial Statements.

Oneida Ltd. 401(k) Savings Plan

Statements of Changes in Assets Available for Benefits

For the Year Ended December 31, 2005

Additions to net assets attributed to:
Investments:
Interest and dividends	$ 1,588,109
Net appreciation in fair value of investments	607,364
Participant contributions	1,291,261
Loan interest income	39,084
Total additions	3,525,818
Deductions from net assets attributed to:
Distributions to participants	16,406,339
Administrative expenses	8,634
Total deductions	16,414,973
Net decrease	(12,889,155)
Net assets available for benefits at beginning of year	52,168,325
Net Assets Available for Benefits at End of Year	$39,279,170

See Notes to Financial Statements.

Oneida Ltd. 401(k) Savings Plan

Notes to Financial Statements

1.	Description of the Plan

The following brief description of the Oneida Ltd. 401 (k) Savings Plan (“the Plan”) sponsored by Oneida Ltd. (“the Company”) is provided for general information purposes only. Participants should refer to the Plan agreement, as amended, for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan principally comprised of employee payroll withholdings, deferred bonuses and employer contributions. All full-time employees of Oneida Ltd., Kenwood Silver Company, Inc. and Buffalo China, Inc. are eligible after 1,000 hours of service within a calendar year or within the first year of service. The Plan also has established criteria for redistribution of forfeitures, normal, early and disability retirement, death benefits and withdrawals of voluntary contributions under approved financial hardship cases. As part of the Plan, the Company entered into a trust agreement with Fidelity Investments Institutional Operations Company, Inc., trustee and record keeper, pursuant to the terms of the agreement between the Oneida Ltd. 401 (k) Savings Plan and Fidelity Management Trust Company.

Contributions

Through automatic payroll deduction, employees in the Plan (“Participants”) may contribute from 1% to 25% of eligible pay on a pre-tax basis, up to the annual dollar limit as provided by the Internal Revenue Code and may change such election at any time. The Plan allows Participants to hold no more than twenty-five percent (25%) of the Participants existing account balance in Oneida Ltd. Company Stock. Effective September 15, 2006, upon Oneida Ltd.’s emergence from Chapter 11 (described in Note 7) as a privately-held Company, the Oneida Ltd. Company Stock was cancelled with no distributions paid to existing common shareholders.

Contributions from the Company to the Plan are discretionary. There were no employer contributions made during 2005 or 2004.

Vesting

After 5 vesting years of service, Participants are fully vested in any employer contributions to their accounts, as well as earnings thereon. A vesting year of service is any year in which the employee works 1,000 or more hours. Participants are always fully vested in their contributions to the Plan and any earnings thereon. Forfeited employer contributions are used to reduce future employer contributions. Forfeitures were $2,454 and $13,077 during 2005 and 2004, respectively. Plan assets include accounts of terminated employees who have elected to remain in the Plan. These assets amounted to $7,252,447 at December 31, 2005.

Participant Loans

The Plan allows Participants to borrow a minimum of $1,000 up to $50,000 from their accounts. Participant loans are repayable over one to five years, or up to 25 years if for the purchase of a principal residence, and bear interest at prime plus 1%.

Oneida Ltd. 401(k) Savings Plan

Notes to Financial Statements

Benefit Payments

On termination of service due to death, disability or retirement, a Participant may elect to receive an amount equal to the value of the Participant’s vested interest in his or her account in either a lump sum payment or annuity payments.

Investment Income

Net investment fund income is allocated to each Participant’s investment account in the ratio of their individual investment account to the investment fund in total.

2.	Summary of Significant Accounting Policies

The accounting principles and practices which affect the more significant elements of the financial statements are:

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make significant estimates and assumptions that affect the reported amounts of net assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments in mutual funds and common stock are carried at fair value based upon quoted market prices in active markets at year-end. Investment in common/collective trust is stated at estimated fair value, which has been determined based on the unit value of the fund. Investments in money market funds and participant loans are valued at cost, which approximates fair value.

Income from investments is recorded on an accrual basis. The Plan presents in the statement of changes in net assets available for benefits the net appreciation or depreciation in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments.

Loans Receivable

Loans receivable from Participants are carried at cost which approximates fair value.

Administrative Costs

Various administrative costs, principally administrator's fees, are paid by the Company. Investment expenses are paid by the Plan.

Oneida Ltd. 401(k) Savings Plan

Notes to Financial Statements

Risks and Uncertainties

The Plan provides for various investment options. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect Participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

3.	Investments

Participants may direct funds in any whole percent increment to the investment vehicles offered by the Plan. The Plan offers 26 mutual funds, a money market fund, a common/collective trust fund, and the Company’s common stock as investment options. Effective September 15, 2006, upon Oneida Ltd.’s emergence from Chapter 11 (described in Note 7) as a privately-held Company, the Oneida Ltd. Company stock was cancelled with no distributions paid to existing common shareholders. The mutual funds have varying investment objectives, which include generating capital appreciation on domestic and international common stocks, interest income from corporate and government bonds and dividend income. While some funds maintain constant net asset values, neither income nor principal is guaranteed for any investments. Participants may make transfers between funds at any time.

Fidelity Investments Institutional Operations Company, Inc. (“Fidelity”) is the trustee of the Plan. As trustee, Fidelity holds the Plan’s investment assets and executes investment transactions.

The following investments represent 5 percent or more of the Plan’s net assets available for benefits:

	December 31,
	2005	2004
Fidelity Magellan	$9,127,252	$13,260,338
Fidelity Equity Income	6,869,680	8,997,912
Fidelity Managed Income Portfolio	5,255,431	7,575,445
Fidelity Spartan US Equity Index	2,866,200	3,919,200
Fidelity Intermediate Bond	1,981,929	2,754,977
Fidelity Retirement Government Money Market	2,312,704	2,807,967

Oneida Ltd. 401(k) Savings Plan

Notes to Financial Statements

During 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Mutual Funds	$696,044
Oneida Ltd. Common Stock	(88,680)
$607,364

4.	Transactions with Related Parties

Certain Plan investments are securities issued by the Company and, therefore, these transactions qualify as party-in-interest transactions. Securities issued by the Company are as follows:

	December 31, 2005		December 31, 2004
	Number of	Fair	Number of	Fair
	Shares	Value	Shares	Value

Oneida Ltd. Common Stock	37,929	$33,961	44,153	$141,823

In addition, certain assets of the Plan are invested in funds managed by Fidelity. Fidelity is the trustee of the Plan and, therefore, is considered to be a party-in-interest. Effective September 15, 2006, upon Oneida Ltd.’s emergence from Chapter 11 (described in Note 7) as a privately-held Company, the Oneida Ltd. Company stock was cancelled with no distributions paid to existing common shareholders.

5.	Plan Termination

Although it has not expressed any intent to do so, the Company reserves the right to discontinue contributions or terminate the Plan at any time subject to provisions of the Employee Retirement Income Security Act of 1974 (ERISA). In the event of Plan termination, and after payment of all expenses, the assets of the Plan will be distributed to Participants based upon amounts standing to their credit as of the date of liquidation.

6.	Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated December 29, 2003, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Oneida Ltd. 401(k) Savings Plan

Notes to Financial Statements

7.	Subsequent Events
Chapter 11 Proceedings

On March 19, 2006 (the “Petition Date”), the Company filed with the United States Bankruptcy Court for the Southern District of New York (“Bankruptcy Court”) voluntary petitions for relief under Chapter 11 of the Bankruptcy Code. The Company continued in possession of their respective properties and continued to operate and manage their businesses as debtors in possession pursuant to sections 1107(a) and 1108 of the Bankruptcy Code. On March 21, 2006, the Bankruptcy Court entered an order (Docket No. 33) that the Debtors’ Chapter 11 cases (the “Chapter 11 Cases”) be procedurally consolidated and jointly administered for procedural purposes only under Case No. 06-01489. The Honorable Allan L. Gropper presided over the Chapter 11 Cases. No request was made for the appointment of a trustee or examiner in those cases. On April 10, 2006, the Office of the United States Trustee appointed an official committee of unsecured creditors. On May 18, 2006 the office of the United States Trustee appointed an official Committee of Equity Holders.

Joint Prenegotiated Plan of Reorganization

On the Petition Date, the Company filed with the Bankruptcy Court, among other things, the Plan. The Plan provided for, among other things, (1) repayment in full of the Debtors’ then outstanding debtor in possession financing and the Tranche A Loan pursuant to a $170 million exit financing facility for which the Company received a firm commitment from Credit Suisse, (2) conversion of the Tranche B Loan into 100% of the issued and outstanding equity of reorganized Oneida Ltd. as of the effective date of the Plan, (3) a distribution to the Pension Benefit Guaranty Corporation (“PBGC”) of a $3 million promissory note that (a) has a variable rate of interest if the PBGC voted to accept and does not object to the Plan and (b) is non-interest bearing in the event that the PBGC either voted to reject or objects to the Plan, (4) payment in full of all other allowed general unsecured claims of the Company and (5) cancellation of all of Oneida Ltd.’s existing equity interests.

Financing

The DIP Credit Agreement

On the Petition Date, the Company filed with the Bankruptcy Court a motion for interim and final orders approving (i) the proposed Revolving Credit and Guaranty Agreement (the “DIP Credit Agreement”) among Oneida Ltd., as borrower, each of the other Debtors, as guarantors, the lenders party thereto from time to time and JPMorgan Chase Bank, N.A., as administrative and collateral agent (the “DIP Agent”), by which the Company financed their operations during the Chapter 11 Cases, and (ii) an adequate protection package for the benefit of the lenders under the Company’s prepetition credit agreement. The DIP Credit Agreement provided a total revolving commitment of $40 million, which included availabilities for the issuance of letters of credit from a group of lenders led by the DIP Agent.

Oneida Ltd. 401(k) Savings Plan

Notes to Financial Statements

The Bankruptcy Court, on April 7, 2006, entered an order approving the DIP Credit Agreement.

The Exit Facility

The Plan contemplated the Company entering into a $170 million credit facility (the “Exit Facility”) to be provided to Oneida Ltd., as reorganized on or after the effective date of the Plan, pursuant to which the Company would finance their emergence from Chapter 11. The Exit Facility provided for a five-year revolving commitment of $80 million and a $90 million six-year term loan. In connection with procurement of the Exit Facility, the Company was required to pay an arrangement fee to Credit Suisse.

Pension Plan Termination

On the Petition Date, the Company filed with the Bankruptcy Court a motion for an order (i) determining that the Company satisfies the financial requirements, as set forth in the Employee Retirement Income Security Act of 1974, as amended, and in the rules and regulations promulgated thereunder, for distress termination of the Debtors’ three tax qualified single-employer defined benefit pension plans (the “Oneida Pension Plans”) and (ii) approving termination of the Oneida Pension Plans (the “Pension Termination Motion”).

On May 3, 2006, the Company and the PBGC entered into a settlement agreement which was subject to bankruptcy court approval. The settlement provided, among other things, that the Company will retain two of the three pension plans, the Retirement Income Plan for Employees of Buffalo China, Inc. and the GMP- Buffalo China Inc. Pension Plan for Employees Who are Members of Local 76A, both of which are substantially smaller than the Retirement Plan for Employees of Oneida Ltd. The settlement further provides for the execution of a note by the Company in favor of the PBGC in the amount of $3,000,000.

Plan Confirmation

On August 31, 2006, the Company announced that its prenegotiated plan of reorganization was confirmed by the Bankruptcy Court, setting the stage for Oneida Ltd.’s emergence from Chapter 11 as a privately-held company.

Oneida Ltd.’s plan of reorganization provided for the conversion of 100% of its Tranche B loan, representing approximately $100 million into 100% of the equity of the newly reorganized company. The plan also includes $170 million in senior secured long-term credit facilities, consisting of an $80 million asset based revolving credit facility and a $90 million term loan that refinanced Oneida Ltd.’s Tranche A debt and provided the company with additional liquidity to grow its business. Oneida Ltd.’s general unsecured creditors were not impaired under the plan; however, existing common and preferred stockholders did not receive any distributions under the plan and their equity will be cancelled on the effective date of the plan. The Company emerged from Chapter 11 on September 15, 2006.

Oneida Ltd. 401(k) Savings Plan

Notes to Financial Statements

On March 21, 2006, the Plan sold all of its remaining 29,129 shares of Oneida Ltd. Common Stock at a weighted average sales price of $.0758.

Oneida Ltd. 401(k) Savings Plan

Schedule of Assets (Held at End of Year)

Schedule H, Item VI (i) of Form 5500 as of December 31, 2005

(a)	(b) Identity of issue, borrower	(c) Description of Investment	(d) Cost	(e) Current Value
	lessor, or similar party	including maturity date, rate of interest
		collateral, par or maturity value

	PIMCO	PIMCO Total Return Fund	**	$816,906

	Neuberger & Berman	Neuberger & Berman Genesis Fund	**	789,606

*	Fidelity Investments Institutional
	Operations Company, Inc.	Fidelity Magellan	**	9,127,252

*	Fidelity Investments Institutional
	Operations Company, Inc.	Fidelity Contrafund	**	399,578

*	Fidelity Investments Institutional
	Operations Company, Inc.	Fidelity Equity Income	**	6,869,680

*	Fidelity Investments Institutional
	Operations Company, Inc.	Fidelity Growth Company	**	779,267

*	Fidelity Investments Institutional
	Operations Company, Inc.	Fidelity Intermediate Bond	**	1,981,929

*	Fidelity Investments Institutional
	Operations Company, Inc.	Fidelity Value	**	412,327

*	Fidelity Investments Institutional
	Operations Company, Inc.	Fidelity Real Estate Investment	**	526,303

*	Fidelity Investments Institutional
	Operations Company, Inc.	Fidelity Balanced	**	417,739

*	Fidelity Investments Institutional
	Operations Company, Inc.	Fidelity Capital Appreciation	**	172,972

*	Fidelity Investments Institutional
	Operations Company, Inc.	Fidelity Blue Chip Growth	**	212,771

*	Fidelity Investments Institutional
	Operations Company, Inc.	Fidelity Low PR Stock	**	1,009,822

*	Fidelity Investments Institutional
	Operations Company, Inc.	Fidelity Worldwide	**	888,536

*	Fidelity Investments Institutional
	Operations Company, Inc.	Fidelity Diverse International	**	898,714

*	Fidelity Investments Institutional
	Operations Company, Inc.	Fidelity Dividend Growth	**	450,990

*	Denotes party-in-interest

** Cost omitted for Participant directed investments

Oneida Ltd. 401(k) Savings Plan

Schedule of Assets (Held at End of Year)

Schedule H, Item VI (i) of Form 5500 as of December 31, 2005

*	Fidelity Investments Institutional
	Operations Company, Inc.	Fidelity Small Cap Independent	**	150,679

*	Fidelity Investments Institutional
	Operations Company, Inc.	Fidelity Mid-Cap Stock	**	306,840

*	Fidelity Investments Institutional
	Operations Company, Inc.	Fidelity Freedom Income	**	30,413

*	Fidelity Investments Institutional
	Operations Company, Inc.	Fidelity Freedom 2000	**	75,941

*	Fidelity Investments Institutional
	Operations Company, Inc.	Fidelity Freedom 2010	**	918,575

*	Fidelity Investments Institutional
	Operations Company, Inc.	Fidelity Freedom 2020	**	735,007

*	Fidelity Investments Institutional
	Operations Company, Inc.	Fidelity Freedom 2030	**	176,578

*	Fidelity Investments Institutional
	Operations Company, Inc.	Fidelity Retirement Government MM	**	2,312,704

*	Fidelity Investments Institutional
	Operations Company, Inc.	Fidelity Managed Income Portfolio	**	5,255,431

*	Fidelity Investments Institutional
	Operations Company, Inc.	Spartan US Equity Index	**	2,866,200

*	Fidelity Investments Institutional
	Operations Company, Inc.	Fidelity US Bond Index	**	108,102

*	Fidelity Investments Institutional
	Operations Company, Inc.	Fidelity Freedom 2040	**	42,450

*	Oneida Ltd.	Oneida Ltd. Common Stock	**	33,961

*	Various	Participant loans, interest rates ranging
		from 5.0% to 10.5% and maturities
		ranging from 0 to 20 years.	**	511,897

		Total Investments		$39,279,170

Denotes party-in-interest

** Cost omitted for Participant directed investments

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on his behalf by the undersigned hereunto duly authorized.

ONEIDA LTD. 401(K) SAVINGS PLAN

Dated: October 30, 2006